UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Triloma EIG Global Energy Term Fund I
(Name of Issuer)

Common Shares, par value $.001
(Title of Class of Securities)

89620U 106
(CUSIP Number)

Robert L. Vitale EIG Management Company, LLC 1700 Pennsylvania Ave. NW Washington, D.C. 20006 (202) 600-3304 with a copy to: Richard Horowitz Dechert LLP 1095 Avenue of the Americas New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS The R. Blair Thomas 2010 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,596.832(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,596.832(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,596.832
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.9%
12	TYPE OF REPORTING PERSON IN

(1) EIG Separate Investments, LP owns of record 22,596.832 common shares in Triloma EIG Global Energy Term Fund I.  As a result of its relationship to EIG Separate Investments, LP, The R. Blair Thomas 2010 Irrevocable Trust may be deemed to have shared voting, investment and/or dispositive power with respect to the Common Shares held by EIG Separate Investments, LP.

NAMES OF REPORTING PERSONS R. Blair Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,596.832(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,596.832(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,596.832
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.9%
12	TYPE OF REPORTING PERSON IN

(1) EIG Separate Investments, LP owns of record 22,596.832 common shares in Triloma EIG Global Energy Term Fund I.    As a result of his relationship to EIG Separate Investments, LP, Mr. R. Blair Thomas may be deemed to have shared voting, investment and/or dispositive power with respect to the Common Shares held by EIG Separate Investments, LP.

The R. Blair Thomas 2010 Irrevocable Trust owns of record 4,000 common shares in Triloma EIG Global Energy Term Fund I.  As a result of his relationship to The R. Blair Thomas 2010 Irrevocable Trust, Mr. R. Blair Thomas may be deemed to have shared voting, investment and/or dispositive power with respect to the Common Shares held by The R. Blair Thomas 2010 Irrevocable Trust.

1	NAMES OF REPORTING PERSONS Randall S. Wade
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,000
	6	SHARED VOTING POWER 22,596.832(1)
	7	SOLE DISPOSITIVE POWER 4,000
	8	SHARED DISPOSITIVE POWER 22,596.832(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,596.832
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 43.9%
12	TYPE OF REPORTING PERSON IN

(1) EIG Separate Investments, LP owns of record 22,596.832 common shares in Triloma EIG Global Energy Term Fund I.  As a result of his relationship to EIG Separate Investments, LP, Mr. Randall S. Wade may be deemed to have shared voting, investment and/or dispositive power with respect to the Common Shares held by EIG Separate Investments, LP.

Item 1.	Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Common shares, par value $0.001 per share (the “Common Shares”), of Triloma EIG Global Energy Term Fund I, a Delaware Statutory Trust (the “Issuer”), and is being filed solely to amend the initial statement on Schedule 13D filed on February 22, 2016 (the “Schedule 13D”) to report the acquisition of additional Common Shares by EIG Separate Investments, LP, which may be deemed to be beneficially owned by each Reporting Person, and to update the percentage ownership reported by each Reporting Person on their respective cover pages to the Schedule 13D.  Unless specifically amended or supplemented hereby, the disclosure set forth in the Schedule 13D shall remain unchanged.

Item 3.	Source and Amount of Funds.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $770,000 (including brokerage commissions) in the aggregate to purchase the Common Shares reported in this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The first two paragraphs of Item 5 of the Schedule 13D are hereby deleted and restated in their entirety as follows:

Immediately following the transactions described herein, the Reporting Persons may be deemed to beneficially own in the aggregate 30,596.832 shares of Common Shares, representing 43.9% of the total issued and outstanding shares of Common Shares.  All percentages set forth in this statement on Schedule 13D are based upon the 69,657.122 shares of Common Shares issued and outstanding as of the date hereof.

As of the date hereof of, The R. Blair Thomas 2010 Irrevocable Trust and Mr. Wade are each the direct owners of 4,000 Common Shares. Further, as a result of his relationship with The R. Blair Thomas 2010 Irrevocable Trust, Mr. Blair may be deemed to have shared voting, investment and/or dispositive power with respect to the 4,000 Common Shares held directly by The R. Blair Thomas 2010 Irrevocable Trust. Additionally, as a result of their relationship to EIG Separate Investments, LP, each of The R. Blair Thomas 2010 Irrevocable Trust and Messrs. Blair and Wade may be deemed to have shared voting, investment and/or dispositive power with respect to the 22,596.832 Common Shares held directly by EIG Separate Investments, LP.

Item 7.	Materials to Be Filed as Exhibits.

Joint Filing Agreement, dated February 22, 2016 (previously filed as Exhibit 1 to the Schedule 13D filed on February 22, 2016).

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

The R. Blair Thomas 2010 Irrevocable Trust

By:	/s/ R. Blair Thomas
Name:	R. Blair Thomas
Title:	Trustee

By:	/s/ R. Blair Thomas
R. Blair Thomas

By:	/s/ Randall S. Wade
Randall S. Wade